Exhibit 99.3

19 December 2003

InterContinental Hotels Group PLC
Directors' Interests in Shares

On 18 December 2003, under the terms of the Six Continents Special Deferred Incentive Plan (“the Plan”), described in the Six Continents PLC Annual Report and Accounts 2002, the following number of InterContinental Hotels Group PLC (“IHG”) ordinary shares have been transferred for nil consideration from the Company’s Employee Share Ownership Trust (“ESOT”) to directors of the Company:

Director	Number of IHG shares

Mr R C North	66,046
Mr S D Porter	55,428

The transfer of these shares to each director was conditional on his continued employment with the Group until 18 December 2003. The numbers of shares transferred reflect their respective entitlements under the Plan prior to the separation of Six Continents PLC in April 2003.

Following the transfer of the above shares, the ESOT will hold 2,147,159 IHG shares. The following directors, who are among the potential beneficiaries of the ESOT – Mr R M Hartman, Mr R C North, Mr S D Porter, Sir Ian Prosser and Mr R L Solomons – are technically deemed to be interested in those shares.

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Name of Contact for this RNS Announcement:

Catherine Springett	Tel: 01753 410 242
Head of Secretariat
InterContinental Hotels Group PLC